UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
TLC Vision Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Shares
(Title of Class of Securities)
872549100
(CUSIP Number of Class of Securities)

Brian L. Andrew	WITH A COPY TO:
TLC Vision Corporation 16305 Swingley Ridge Road, Suite 300 St. Louis, MO 63017 (636) 534-2300	Andrew J. Beck Torys LLP 237 Park Avenue New York, New York 10017-3142 (212) 880-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$125,000,000	$3,837.50

*Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 20,000,000 shares of common stock at the tender offer price of $6.25 per share.
** The amount of the filing fee equals $30.70 per million of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,837.50

Form or Registration No.: Schedule TO-I

Filing Party: TLC Vision Corporation

Date Filed: May 15, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 15, 2007, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on May 23, 2007, by TLC Vision Corporation, a New Brunswick corporation (the “Company”), in connection with its offer to purchase up to 20,000,000 of its common shares from its shareholders. The tender offer was conducted upon the terms and subject to the conditions set forth in the Offer to Purchase and accompanying circular, dated May 11, 2007 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. The Company invited shareholders to tender shares at prices per share between $5.75 and $6.25, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer. The Company’s Offer is being made upon the terms and subject to the conditions.
All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the Offer to Purchase.
This Amendment No. 1 is filed to incorporate the press release dated June 21, 2007 that announced the preliminary results of the tender offer and the entering into of a definitive loan agreement and revolving credit facility to finance the tender offer.
Item 7. Source and Amount of Funds or Other Consideration
Item 7 of the Schedule TO is hereby amended and supplemented as follows:
On June 20, 2007, TLC Vision (USA) Corporation (the “Borrower”) entered into a definitive agreement with CIT Healthcare LLC for a US$85 million term loan and a US$25 million revolving credit facility. The proceeds of the term loan and the revolving credit facility, together with cash on hand, will be used by the Company to fund the repurchase of the common shares pursuant to the tender offer. The term loan will mature on June 20, 2013, with a minimum of one percent of the outstanding principal amount payable annually. Amounts outstanding under the revolving credit facility will be repayable on June 20, 2012.
The term loan and revolving loans will bear interest at the prime rate plus 1.50% per annum, or the prime rate plus 1.25% per annum at any time when, after delivery of the Company’s financial statements for the year ended December 31, 2007, the Company’s total leverage ratio (as defined in the credit agreement) is less than 2.50 to 1.00. Advances under the revolving facility may also be made at the Borrower’s option, subject to certain limitations, at LIBOR plus 2.50% per annum, or LIBOR plus 2.25% if the Company’s total leverage ratio is less than 2.50 to 1.00. In addition to paying interest on outstanding principal under the credit facilities, the Borrower is required to pay a commitment fee to the lenders under the revolving line of credit with respect to the unused commitments at a rate equal to 0.35% per annum. Loans outstanding under the credit facilities must be prepaid to the extent of proceeds from asset sales, certain debt issuances, 50% of future equity issuances and a percentage of excess cash flow, commencing with the payment, if any, due for the fiscal year ending December 31, 2007 (subject to reduction depending on the Company’s total leverage ratio). The Borrower may prepay the term loan at any time without premium or penalty subject to reimbursement of the lenders’ breakage costs with respect to LIBOR-based loans. The Borrower’s existing and future domestic subsidiaries and the Company and its Canadian subsidiaries have guaranteed the borrowings.

Item 11. Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented as follows:
On June 21, 2007, the Company issued a press release announcing the preliminary results of the Offer, which expired 5:00 PM, Eastern time, on Wednesday, June 20, 2007. Over 35 million common shares were tendered to the Offer and based on a preliminary count by the depositary for the Offer and pursuant to the terms and conditions of the Offer as set out in the Offer to Purchase, the Company expects to purchase for cancellation 20 million common shares at a price of US$5.75 per share for a total cost of US$115 million. These shares represent approximately 29% of the common shares outstanding as of June 18, 2007.
The number of shares properly tendered and not withdrawn, the price per share and the pro-ration factor are preliminary and are subject to verification by the depositary. The Company and the depositary expect that the final determination of the purchase price and details of pro-ration will be announced as soon as practicable following completion of the verification process. Payment to holders of common shares tendered and accepted for purchase will be made promptly thereafter. Common shares tendered above US$5.75 per share will not be purchased. The common shares not purchased, including shares invalidly deposited, will be returned as promptly as possible.
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated May 11, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	(a) Letter to participants in the TLC Vision (USA) Corporation 401(k) plan.*

(b) Press Release dated April 10, 2007.*

(c) Press Release dated May 11, 2007.*

(d) Letter to participants in the TLC Vision Corporation 2004 Employee Share Purchase Plan.*

(e) Press Release dated June 21, 2007

(b)	Amended and Restated Credit Agreement dated June 20, 2007 by and among TLC Vision (USA) Corporation, as borrower, TLC Vision Corporation, as guarantor, CIT Capital Securities LLC, as sold lead arranger and sole bookrunner, and CIT Healthcare LLC, as the collateral agent and administrative agent and issuing bank and lender.**

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	To be filed by amendment.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TLC VISION CORPORATION

By:	/s/ BRIAN L. ANDREW Brian L. Andrew
General Counsel, Vice President and Secretary
Date: June 21, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated May 11, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	(a) Letter to participants in the TLC Vision (USA) Corporation 401 (k) plan.*

(b) Press Release dated April 10, 2007.*

(c) Press Release dated May 11, 2007.*

(d) Letter to participants in the TLC Vision Corporation 2004 Employee Share Purchase Plan.*

(e) Press Release dated June 21, 2007.

(b)	Amended and Restated Credit Agreement dated June 20, 2007 by and among TLC Vision (USA) Corporation, as borrower, TLC Vision Corporation, as guarantor, CIT Capital Securities LLC, as sold lead arranger and sole bookrunner, and CIT Healthcare LLC, as the collateral agent and administrative agent and issuing bank and lender.**

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	To be filed by amendment.